UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2015

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) No. 33 3 0029520-8

Publicly-Held Company

EXCERPT OF ITEM (1) FROM THE MINUTES OF THE 86TH MEETING OF THE BOARD

OF DIRECTORS, HELD ON JUNE 17, 2015

In my role as secretary of the meeting of the Board of Directors, I hereby CERTIFY that item (1) of the Agenda of the Minutes of the 86th Meeting of the Board of Directors of Oi S.A., held on June 17, 2015, at 10:30 a.m., at Praia de Botafogo, No. 300, 11th floor, suite 1101, Botafogo, in the City and State of Rio de Janeiro, reads as follows:

“As related to item (1) of the agenda, (i) the resignations of Mr. Shakhaf Wine and Mr. Pedro Guimarães e Melo de Oliveira Guterres as effective and alternate members, respectively, to the Board of Directors of the Company were registered, and, pursuant to art. 150 of Law No. 6,440/76, the following candidates have been nominated to replace the above members: as effective member, Mr. Luis Maria Viana Palha da Silva, Portuguese, married, economist, holder of Portuguese passport No. N226885, valid until July 15, 2019, located at business address Av. Borges de Medeiros, No. 633, room 606, Leblon, CEP 22430-041, Rio de Janeiro, RJ, and as the respective alternate, Mr. Shakhaf Wine, Brazilian, married, economist, holder of the identification card No. 07.140.616-9, Taxpayers’ Registry No. 018.755.347-50, located at business address Rua Borges de Medeiros, No. 633, unit 301, CEP 22430-041, Rio de Janeiro, RJ; (ii) the resignation of Mr. João Manuel de Melo Franco from the position of alternate member of the Board of Directors of the Company was also registered and, pursuant to art. 150 of Law No. 6,440/76, Mr. Pedro Guimarães e Melo de Oliveira Guterres, Portuguese, married, economist, holder of the identification card No. V760804-Y, Taxpayers’ Registry No. 234.716.148-26, located at Rua Borges de Medeiros, No. 633, unit 301, CEP 22430-041, Rio de Janeiro, RJ, was nominated in replacement as an alternate member to Mr. Rafael Luis Mora Funes; and finally, (iii) through a resignation letter received on June 5, 2015, Ms. Laura Bedeschi Rego de Mattos resigned from her position as an alternate member to the Board of Directors of the Company, and, pursuant to art. 150 of Law No. 6,440/76, Mr. Joaquim Dias de Castro, Brazilian, divorced, economist, holder of the identification card No. 6043680138, Taxpayers’ Registry No. 909.933.140-15, located at Av. República do Chile, No. 100, 13th floor, Rio de Janeiro, RJ, was nominated in replacement as an alternate member to Mr. Fernando Marques dos Santos. Members of the Board of Directors nominated herein will serve a term until the 2016 General Shareholders’ Meeting and declare that they are not involved in any of the crimes provided by law that would hinder their performance in the position for which they were nominated, and presented such declaration as provided by paragraph 4, article 147, Law No. 6,404/76.”

The majority of the Board of Directors was present and affixed their signatures: José Augusto da Gama Figueira (alternate); Rafael Cardoso Cordeiro; Fernando Magalhães Portella; Rafael Luis Mora Funes; José Valdir Ribeiro dos Reis; Cristiano Yazbek Pereira; Armando Galhardo Nunes Guerra Junior; Carlos Augusto Borges; Alexandre Jereissati Legey; Fernando Marques dos Santos; Henrique Jäger; e Shakhaf Wine (alternate).

Rio de Janeiro, June 17, 2015.

Maria Gabriela C. da Silva Menezes Côrtes

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2015

OI S.A.

By:	/s/ Flavio Nicolay Guimarães
Name:	Flavio Nicolay Guimarães
Title:	Chief Financial Officer and Investor Relations Officer